Exhibit 5.1

212.373.3000

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

February 22, 2016

Carnival Corporation

3655 N.W. 87th Avenue

Miami, Florida 33178-2428

U.S.A.

Carnival plc

Carnival House,

100 Harbour Parade

Southampton SO15 1ST

United Kingdom

Registration Statement on Form S-3ASR (File Nos. 333-202619 and 333-202619-01)

Ladies and Gentlemen:

We have acted as special counsel to Carnival Corporation, a corporation organized under the laws of the Republic of Panama (the “Company”), and Carnival plc, a company incorporated and registered under the laws of England and Wales (the “Guarantor”), in connection with the Registration Statement on Form S-3ASR (File Nos. 333-202619 and 333-202619-01) (the “Registration Statement”), which became effective on March 9, 2015. You have asked us to furnish our opinion as to the legality of €500,000,000 aggregate principal amount of the Company’s 1.625% Senior Notes Due 2021 (the “Notes”), including the guarantees thereof (the “Guarantees”), which are registered under the Registration Statement and which are being sold today pursuant to an Underwriting Agreement, dated as of February 15, 2016 (the “Underwriting Agreement”), by and among the representatives named on Schedule II thereto, as representatives of the underwriters named on Schedule I thereto (the “Underwriters”), the Company and the Guarantor.

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The Notes and the related Guarantees are to be issued under an indenture, dated as of November 6, 2015 (the “Base Indenture”), by and among the Company, the Guarantor and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the second supplemental indenture, dated as of February 22, 2016, by and among the Company, the Guarantor and the Trustee (the “Second Supplemental Indenture,” and, together with the Base Indenture, the “Indenture”) and pursuant to resolutions approved by the Debt Committee of the Company on February 4, 2016, as authorized by the Company’s Board of Directors.

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1. the Registration Statement;

2. the preliminary prospectus supplement dated February 15, 2016 (the “Preliminary Prospectus Supplement”);

3. the pricing term sheet dated February 15, 2016 set forth on Schedule IV to the Underwriting Agreement;

4. the final prospectus supplement dated February 15, 2016 (the “Final Prospectus,” together with the Preliminary Prospectus Supplement, the “Prospectus Supplement”);

5. the Underwriting Agreement;

6. the Indenture; and

7. the form of Notes to be issued on the date of this letter (including the form of Guarantees endorsed thereon).

In addition, we have examined such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions expressed below. We have also relied upon the factual matters contained in the representations and warranties of the Company and the Guarantor made in the documents reviewed by us and upon certificates of public officials and the officers of the Company and the Guarantor.

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In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all such latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

We have also assumed, without independent investigation, that (i) the Company is validly existing and in good standing under the laws of its jurisdiction of organization, (ii) the Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Indenture and the Notes, (iii) the execution, delivery and performance of the Indenture and the Notes has been duly authorized by all necessary corporate action and does not violate the Company’s organizational documents or the laws of its jurisdiction of organization, (iv) the due execution and delivery of the Indenture and the Notes by the Company, (v) the Guarantor is validly existing and in good standing under the laws of its jurisdiction of organization, (vi) the Guarantor has all necessary corporate power and authority to execute, deliver and perform its obligations under the Indenture and the Guarantees, (vii) the execution, delivery and performance of the Indenture and the Guarantees has been duly authorized by all necessary corporate action and does not violate the Guarantor’s organizational documents or the laws of its jurisdiction of organization and (viii) the due execution and delivery of the Indenture and the Guarantees by the Guarantor. We have also assumed that the Indenture has been duly authorized and executed by, and represents a legal, valid and binding obligation of, the Trustee and the due authentication of the Notes by the Trustee.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1. The Notes, when duly authenticated by the Trustee, and duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability of the Notes may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

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2. When the Notes are duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, the Guarantee of the Guarantor will be a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except that enforceability of the Guarantee may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect. We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” in the base prospectus included in the Registration Statement and in the Final Prospectus. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Paul, Weiss, Rifkind, Wharton & Garrison LLP

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP